Black Creek Industrial REIT IV Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

August 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:	Black Creek Industrial REIT IV Inc.
Registration Statement on Form S-11 Filed on April 20, 2021, as amended by Pre-Effective Amendment No. 1 Filed on July 19, 2021 File No. 333-255376

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Black Creek Industrial REIT IV Inc. hereby requests acceleration of effectiveness of the Registration Statement on Form S-11, as amended (File No. 333-255376), to 9:00 a.m., Eastern Time, on August 4, 2021 or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling Alice L. Connaughton at (202) 887-1567.

Very truly yours,

Black Creek Industrial REIT IV Inc.

By:	/s/ JEFFREY W. TAYLOR
Name:	Jeffrey W. Taylor
Title:	Managing Director, Co-President